Form 40-F
period 2003-11-30
NOVAGOLD RESOURCES INC
filed 2004-04-21
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2003	Commission File Number 001-31913

NOVAGOLD RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

3454- 1055 Dunsmuir Street,
Vancouver, British Columbia
Canada V7X 1K8
(604) 669-6227
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 53,036,210

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   ☐ Yes      ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☐ Yes      ☒ No

Explanatory Note: NovaGold Resources Inc. (the “Company” or the “Registrant”) is incorporated under the Companies Act (Nova Scotia) and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

     The Exhibits incorporated by reference into this annual report contain forward-looking statements concerning anticipated developments in the operations of NovaGold Resources Inc. (the “Registrant”) in future periods, planned exploration activities, the adequacy of the Registrant’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 1 to this Annual Report.

     The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE ESTIMATES

     All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

     For definitions of the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page 2 of the Annual Information Form filed as Exhibit 1 to this Annual Report.

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 30, 2003, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN $1.2991.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended November 30, 2003 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Financial Statements.

Management’s Discussion and Analysis

For management’s discussion and analysis (“MD&A”) see Exhibit 3.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL
OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller. This code applies to the Company’s President and Chief Executive Officer, the Chief Financial Officer and the Controller. It is available on the Company’s web site at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on Schedule “D” of the Company’s Management Information Circular dated April 5, 2004 in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are available on the Company’s web site at www.novagold.net and in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the review of the 2003 Annual Report, and as at the date of this Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

George Brack
Clynton Nauman
James Philip

Independence

The Company has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, for members of public company audit committees.

Audit Committee Financial Expert

James Philip has been determined by the Company to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee. Each of the aforementioned directors have also been determined by the Company to be independent within the criteria referred to above under the subheading “Audit Committee Independence”.

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee is available on the Company’s web site at www.novagold.net and in print to any shareholder who provides the Company with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2003 and November 30, 2002 are set forth below:

	Years ended November 30
	2003	2002
Audit:	$77,000	$63,500
Audit Related:	$28,850	$5,000
Tax	$15,500	-

All Other Fees	-	-
Total	$121,350	$68,500

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statement s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2003 and 2002 fiscal years were nil.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of November 30, 2003 information with respect to the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less	1- 3	3 – 5	More
		than 1	years	years	than 5
		year			years
Long-Term Debt Obligations	--	--	--	--	--
Capital (Finance) Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$484,000	-	$320,000	$164,000	--
Purchase Obligations
Other Long-Term Liabilities Reflected	--	--	--	--	--
on the Company's Balance Sheet under
the GAAP of the primary financial
statements
Total	$484,000	-	$320,000	$164,000

For additional information related to the Company’s obligations and commitments see note 11 in the Company’s consolidated financial statements (exhibit 2).

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.novagold.net.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on October 30, 2003 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.

/s/ Robert J. MacDonald
R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer

Date: April 21, 2004

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1	Annual Information Form of the Registrant for fiscal year ended November 30, 2003

2	Audited consolidated financial statements of the Registrant and notes thereto for the years ended November 30, 2003, 2002 and 2001, together with the report of the auditors thereon

3	Management’s Discussion and Analysis for the years ended November 30, 2003, 2002 and 2001

Certifications

4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9(1)	Consent of Ken Kuchling

10 (1)	Consent of Curtis J. Freeman

11 (1)	Consent of Stephen B. Hodgson

12 (1)	Consent of Stephen Juras

13 (1)	Consent of Phillip St. George

14 (1)	Consent of Harry Parker

15 (1)	Consent of Norm Johnson

16 (1)	Consent of Norwest Corporation

17 (1)	Consent of Avalon Development Corporation

18 (1)	Consent of AMEC E&C Services Limited

19 (1)	Consent of Kennecott Exploration Company

20 (1)	Consent of Newmont Mining Corporation

Exhibit Description

21 (1)	Consent of Placer Dome Inc.

22 (1)	Consent of Mark Jutras

23 (1)	Consent of Robert Prevost

(1) Previously filed.