Form 40-F/A
period 2003-11-30
NOVAGOLD RESOURCES INC
filed 2004-06-14
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
Amendment No. 2

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
Yes  ☐   No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes  ☐   No  ☒

Explanatory Note: NovaGold Resources Inc. (the “Registrant”) is incorporated under the Companies Act (Nova Scotia) and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 40-F. The Registrant filed its annual report with the United States Securities and Exchange Commission on Form 40-F (the “Annual Report”) on April 21, 2004 and an Amendment No. 1 on June 10, 2004. This Amendment No. 2 is being filed solely for the purposes of correcting a typographical error appearing in the consent of independent accountants. No other changes were made.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.

/s/ R.J. MacDonald
R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer

Date: June 11, 2004

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1*	Annual Report for fiscal year ended November 30, 2003

2*	Annual Information Form of the Registrant for fiscal year ended November 30, 2003

3*	Audited consolidated financial statements of the Registrant and notes thereto for the years ended November 30, 2003, 2002 and 2001, together with the report of the auditors thereon

4*	Management’s Discussion and Analysis for the years ended November 30, 2003, 2002 and 2001

Certifications

5	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

9	Consent of PricewaterhouseCoopers LLP

10**	Consent of AMEC E&C Services Limited

11**	Consent of Avalon Development Corporation

12**	Consent of Curtis J. Freeman

13**	Consent of Stephen B. Hodgson

14**	Consent of Stephen Juras

15**	Consent of Marc Jutras

16**	Consent of Ken Kuchling

17**	Consent of Placer Dome Inc.

* Previously filed with the Registrant’s annual report on Form 40-F filed with the SEC on April 21, 2004.
** Previously filed with the Registrant’s annual report on Form 40-F Amendment No. 1.