Form 40-F
period 2004-11-30
NOVAGOLD RESOURCES INC
filed 2005-04-20
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2004

Commission File Number 001-31913

NOVAGOLD RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Suite 2300, 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4
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

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 65,711,589

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐   Yes     ☒   No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Explanatory Note: NovaGold Resources Inc. (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on November 30, 2004, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.1904.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended November 30, 2004 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 16 — Reconciliation of Canadian GAAP to US GAAP of the Notes to Financial Statements.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller. This code applies to the Company’s President and Chief Executive Officer, the Chief Financial Officer and the Controller. It is available on the Company’s website at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s website, submitted on Form 6-K and provided in print to any shareholder who requests them.

The Company has also adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees, which complies with the definition of a “code of ethics” as set forth in Item 406 of SEC Regulation S-K. It is available on the Company’s website at www.novagold.net and in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on Schedule “D” of the Company’s Management Information Circular dated March 24, 2005 in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are available on the Company’s web site at www.novagold.net and in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the review of the Annual Report for the year ended November 30, 2004, and as at the date of this Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

George Brack
Michael H. Halvorson
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

AUDIT COMMITTEE CHARTER

The Company’s Audit Committee Charter is available on the Company’s web site at www.novagold.net and in print to any shareholder who provides the Company with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2004 and November 30, 2003 are set forth below:

	Years ended November 30
	2004	2003
Audit:	$87,500	$77,000
Audit Related:	$3,300	$28,850
Tax	$15,500	$66,700
All Other Fees	-	-
Total	$106,300	$172,550

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant’s advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2004 and 2003 fiscal years were nil.

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

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of November 30, 2004 information with respect to the Company’s known contractual obligations.

Payments due by period
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	--	--	--	--	--
Capital (Finance) Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$3,276,000	$117,000	$861,000	$855,000	$1,443,000
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	--	--	--	--	--
Total	$3,276,000	$117,000	$861,000	$855,000	$1,443,000

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

NOVAGOLD RESOURCES INC.

/s/ Robert J. MacDonald
Robert J. (Don) MacDonald
Senior Vice President and Chief Financial Officer

Date: April 19, 2005

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1	Annual Information Form of the Registrant for fiscal year ended November 30, 2004

2	Audited consolidated financial statements of the Registrant and notes thereto for the years ended November 30, 2004, 2003 and 2002, together with the report of the auditors thereon

3	Management’s Discussion and Analysis for the years ended November 30, 2004, 2003 and 2002

Certifications

4	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a- 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a- 14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Phillip St. George

10	Consent of Robert Prevost

11	Consent of Ronald G. Simpson

12	Consent of GR Technical Services Ltd.

13	Consent of James H. Gray

14	Consent of Robert J. Morris

15	Consent of Harry Parker

16	Consent of Marc Jutras

17	Consent of Stephen Juras

18	Consent of Peter A. Lacroix

19	Consent of Associated Mining Consultants Ltd.

20	Consent of AMEC Americas Limited of Vancouver

21	Consent of Giroux Consultants Ltd.

22	Consent of Gary H. Giroux

23	Consent of Hatch Ltd.

24	Consent of Avalon Development Corporation

25	Consent of Curtis J. Freeman