Form 40-F
period 2005-11-30
NOVAGOLD RESOURCES INC
filed 2006-02-28
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2005

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 72,995,865

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

Explanatory Note: NovaGold Resources Inc. (the “Registrant”) is a Canadian issuer that is permitted, under multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) in accordance with disclosure requirements in effect in Canada which differ from those of the United States. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans at the Galore Creek project, the Donlin Creek project, Nome Operations and Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

          Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends” “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of production at the Registrant’s mineral exploration properties;
•	risks related to the Registrant’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•	uncertainty of capital costs, operating costs, production and economic returns;
•	risks related to the Registrant’s ability to finance the development of its mineral properties;
•	permitting risks;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits;
•	commodity price fluctuations;
•	risks related to the Registrant’s current intention not to use hedging arrangements;
•	currency fluctuations;
•	risks related to governmental regulations, including environmental regulations;
•	risks related to reclamation activities on the Registrant’s properties;
•	the Registrant’s ability to attract and retain qualified management;
•	the Registrant’s lack of infrastructure;
•	the Registrant’s litigation with Pioneer Metals Corporation;
•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•	uncertainty related to unsettled aboriginal rights and title in British Columbia;
•	uncertainty related to title to the Registrant’s mineral properties;
•	the Registrant’s history of losses and expectation of future losses;
•	risks related to management of the Donlin Creek project;
•	the possible dilution of the Registrant’s interest in the Donlin Creek project;
•	the Registrant’s ability to acquire additional commercially mineable mineral rights;
•	risks related to the integration of any new acquisitions into the Registrant’s existing operations; and
•	increased competition in the mining industry.

          This list is not exhaustive of the factors that may affect any of the Registrant's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F, under the heading "Risk Factors'' and elsewhere. The Registrant's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Registrant does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE ESTIMATES

          The Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource estimates included in the Registrant’s Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Registrant’s Nome Operations and Ambler project.

          Canadian standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained in the Registrant’s Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC, unless such information is required to be disclosed by the law of the Registrant’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any party of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.1674 on November 30, 2005, and was U.S. $1.00 = CDN $1.1518 on February 24, 2006.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended November 30, 2005 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 15 – Significant differences from United States accounting principles, of the notes to the financial statements.

Management’s Discussion and Analysis

For management’s discussion and analysis (“MD&A”) see Exhibit 3.

Tax Matters

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decision regarding required disclosure.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND
CONTROLLER

The Registrant has adopted a Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller. This code applies to the Registrant’s President and Chief Executive Officer, the Chief Financial Officer and the Controller. It is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them.

The Registrant has also adopted a Code of Conduct that is applicable to all directors, officers and employees, which complies with the definition of a “code of ethics” as set forth in Item 406 of SEC Regulation S-K. It is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

The Registrant’s corporate governance practices are set forth on Schedule “D” of the Registrant’s Management Information Circular dated March 24, 2005 in compliance with the rules of the Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Registrant are available on the Registrant’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2005, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

George Brack
Michael H. Halvorson
James Philip

Independence

The Registrant has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, for members of public company audit committees.

Audit Committee Financial Expert

James Philip has been determined by the Registrant to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committee. Each of the aforementioned directors have also been determined by the Registrant to be independent within the criteria referred to above under the subheading “Audit Committee Independence”.

AUDIT COMMITTEE CHARTER

The Registrant’s Audit Committee Charter is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Registrant’s fees paid to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2005 and November 30, 2004 are set forth below:

	Years ended November 30
	2005	2004
Audit:	$124,840	$87,500
Audit Related:	$118,150	$3,300
Tax	-	$15,500
All Other Fees	-	-
Total	$242,990	$106,300

"Audit Fees" are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Registrant’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for review and advisory services associated with the Registrant’s financial reporting.

"Tax Fees" are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

Fees disclosed under the category "All Other Fees" for the 2005 and 2004 fiscal years were nil.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 9 – Officers and Director – Audit Committee” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of November 30, 2005 information with respect to the Registrant’s known contractual obligations.

Payments due by period in 000s
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			than 5
		year			years
Long-Term Debt Obligations	--	--	--	--	--
Capital (Finance) Lease Obligations	--	--	--	--	--
Operating Lease Obligations	$2,899	$289	$590	$600	$1,420
Purchase Obligations
Other Long-Term Liabilities Reflected on the	--	--	--	--	--
Registrant's Balance Sheet under Canadian
GAAP
Total	$2,899	$289	$590	$600	$1,420

For additional information related to the Registrant’s contractual obligations and commitments see Note 10 in the Registrant’s consolidated financial statements (Exhibit 2).

AMEX CORPORATE GOVERNANCE

The Registrant’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Registrant’s website at www.novagold.net.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process on October 30, 2003 with respect to the class of securities in relation to which the obligation to file the Form 40-F arises, which Form F-X is incorporated herein by reference.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.

/s/Robert J. MacDonald
R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer
Date: February 28, 2006

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F :

Exhibit	Description

Annual Information

1	Annual Information Form of the Registrant for fiscal year ended November 30, 2005

2	Audited consolidated financial statement of the Registrant and notes thereto for the years ended November 30, 2005, 2004 and 2003, together with the report of the auditors thereon

3	Management’s Discussion and Analysis for the years ended November 30, 2005

Certifications

4	Certifications by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5	Certifications by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Hatch Ltd.

10	Consent of Paul Anthony John Hosford

11	Consent of AMEC Americas Limited

12	Consent of Lynton Gormely

13	Consent of Kevin Francis

14	Consent of Stanton Dodd

15	Consent of Philip St. George