Form 40-F
period 2006-11-30
NOVAGOLD RESOURCES INC
filed 2007-03-01
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

 or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2006

Commission File Number 001-31913

NOVAGOLD RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification	Identification No.)
	Code)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual Information Form               [ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 91,573,715

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[   ] Yes    [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes    [   ] No

Explanatory Note: NovaGold Resources Inc. (the “Registrant”) is a Canadian issuer that is permitted, under multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) in accordance with disclosure requirements in effect in Canada which differ from those of the United States. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

  uncertainty of production at the Registrant’s mineral exploration properties;
  risks related to the Registrant’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  uncertainty of capital costs, operating costs, production and economic returns;
  risks related to the Registrant’s ability to finance the development of its mineral properties;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  risks involved in litigation opposing the Company’s permits at Rock Creek;
  risks involved in the Company’s litigation over the Grace claims with Pioneer Metals Corporation, which is controlled by Barrick Gold Corp., and Pioneer Metals Corporation’s opposition to the use by the Company of a portion of the Grace property for a tailings and waste rock facility for the Galore Creek project;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits;
  commodity price fluctuations;
  risks related to the Registrant’s current practice of not using hedging arrangements;
  currency fluctuations;
  risks related to governmental regulation, including environmental regulation;
  risks related to reclamation activities on the Registrant’s properties;
  the Registrant’s ability to attract and retain qualified management and technical personnel;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Registrant’s mineral properties;
  the Registrant’s history of losses and expectation of future losses;
  risks related to management of the Donlin Creek project by Barrick and the effect of disputes over management and ownership of the project on its development;

  the possible dilution of the Company’s interest in the Donlin Creek project if Barrick successfully completed the back-in requirements to earn an additional 40% interest in the project or if Calista Corporation exercises its right to acquire an interest in the project;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  the Registrant’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of any new acquisitions into the Registrant’s existing operations; and
  increased competition in the mining industry.

          This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F, under the heading “Risk Factors’’ and elsewhere. The Registrant’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Registrant does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVE ESTIMATES

          The Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the Registrant’s Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Registrant’s Ambler project.

          Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CURRENCY

          Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.1415 on November 30, 2006, and was U.S. $1.00 = CDN $1.1639 on February 27, 2007

ANNUAL INFORMATION FORM

          The Registrant’s Annual Information Form for the fiscal year ended November 30, 2006 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

          For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 16 – Significant differences from United States accounting principles, of the notes to the financial statements.

Management’s Discussion and Analysis

          For management’s discussion and analysis (“MD&A”) see Exhibit 3.

Tax Matters

          Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

          As of the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (“Exchange Act”)). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

          The reports regarding the effectiveness of internal control over financial reporting are located in Exhibit 2 to this Form 40-F.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
VP FINANCE AND CONTROLLER

          The Registrant has adopted a Code of Ethics for Chief Executive Officer, Chief Financial Officer, VP Finance and Controller. This code applies to the Registrant’s President and Chief Executive Officer, the Chief Financial Officer, VP Finance and the Controller. It is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s web site within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them.

          The Registrant has also adopted a Code of Conduct that is applicable to all directors, officers and employees, which complies with the definition of a “code of ethics” as set forth in Item 406 of SEC Regulation S-K. It is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

          The Registrant’s corporate governance practices are set forth on Schedule “A” of the Registrant’s Management Information Circular dated March 24, 2005 in compliance with the rules of the Toronto Stock Exchange and available in print to any shareholder who requests them.

          The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Registrant are available on the Registrant’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

AUDIT COMMITTEE

          The Registrant’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2006, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

George Brack
Michael H. Halvorson
James Philip

Independence

          The Registrant has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and the American Stock Exchange, for members of public company audit committees. A majority of our directors are independent in accordance with these criteria.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

          The table setting forth the Registrant’s fees paid to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2006 and November 30, 2005 are set forth below:

	Years ended November 30,
	2006	2005
Audit:	$135,801	$124,840
Audit Related:	$343,803	$118,150
Tax	-	-
All Other Fees	-	-
Total	$479,604	$242,990

          “Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Registrant’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

          “Audit-Related Fees” are fees charged by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Registrant’s financial reporting. “Tax Fees” are fees for professional services rendered by PricewaterhouseCoopers LLP for tax compliance, tax advice on actual or contemplated transactions.

          Fees disclosed under the category “All Other Fees” for the 2006 and 2005 fiscal years were nil.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

          For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 9 – Officers and Director – Audit Committee” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F. All of the services described in the fee table under the heading “External Auditor Service Fees” in “Item 9 – Officers and Director – Audit Committee” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET ARRANGEMENTS

          The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

          The following table lists as of November 30, 2006 information with respect to the Registrant’s known contractual obligations.

	Payments due by period in millions of Canadian dollars
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			than 5
		year			years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations	3.0	0.5	0.8	0.6	1.1
Purchase Obligations	69.0	35.4			33.6
Other Long-Term Liabilities Reflected on the Registrant’s
Registrant’s Balance Sheet under Canadian GAAP
Total	72.0	35.9	0.8	0.6	34.7

          For additional information related to the Registrant’s contractual obligations and commitments see Note 11 in the Registrant’s consolidated financial statements (Exhibit 2) and the information concerning contractual obligations and commitments set forth under the heading "Liquidity and Capital Resources" in Management's Discussion and Analysis (Exhibit 3).

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

NOVAGOLD RESOURCES INC.

/s/Robert J. MacDonald
R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer
Date: February 28, 2007

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit	Description

Annual Information

1	Annual Information Form for the fiscal year ended November 30, 2006

2	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2006, 2005 and 2004, together with the report of the auditors thereon

3	Management’s Discussion and Analysis

Certifications

4	Certfications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certfications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certficate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certficate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Hatch Ltd.

10	Consent of Norwest Corporation

11	Consent of Kevin Francis

12	Consent of Stanton Dodd

13	Consent of Gordon Doerksen

14	Consent of Robert Sim

15	Consent of Bruce Rustad

16	Consent of Bruce Davis

17	Consent of AMEC Americas Limited

18	Consent of Lynton Gormely

19	Consent of Harry Parker *

20	Consent of AMEC Engineering and Construction Services Inc. *

21	Consent of SRK Consulting (US) Inc. *

22	Consent of Mike Lechner *

23	Consent of Resource Modeling Inc. *

* To be filed by amendment.