Form 40-F/A
period 2006-11-30
NOVAGOLD RESOURCES INC
filed 2007-04-16
CIK 1173420

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM 40-F
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended November 30, 2006
Commission File Number 001-31913
NOVAGOLD RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia	1041	Not Applicable

(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
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
☑ Annual Information Form            ☑ Audited Annual Financial Statements
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
☐ Yes       ☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes       ☐ No

Explanatory Notes: NovaGold Resources Inc. (the “Registrant”) is a Canadian issuer that is permitted, under multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) in accordance with disclosure requirements in effect in Canada which differ from those of the United States. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.
The Registrant is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended November 30, 2006 (“Original Filing”), solely for the purposes of adding Exhibits 19 through 23, which were not included with the Original Filing and replacing Exhibits 17 and 18 with corrected consents. This Amendment does not amend or restate any information contained in the Original Filing and does not purport to update any recent events or developments to the date of the Original Filing.
SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.
/s/ Robert J. MacDonald
R.J. (Don) MacDonald
Date: April 12, 2007	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit	Description

Annual Information

1*	Annual Information Form for the fiscal year ended November 30, 2006

2*	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2006, 2005 and 2004, together with the report of the auditors thereon

3*	Management’s Discussion and Analysis

Certifications

4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6*	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7*	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8*	Consent of PricewaterhouseCoopers LLP

9*	Consent of Hatch Ltd.

10*	Consent of Norwest Corporation

11*	Consent of Kevin Francis

12*	Consent of Stanton Dodd

13*	Consent of Gordon Doerksen

14*	Consent of Robert Sim

15*	Consent of Bruce Rustad

16*	Consent of Bruce Davis

17	Consent of AMEC Americas Limited

18	Consent of Lynton Gormely

19	Consent of Harry Parker

20	Consent of AMEC Engineering and Construction Services Inc.

Exhibit	Description
21	Consent of SRK Consulting (US) Inc.

22	Consent of Mike Lechner

23	Consent of Resource Modeling Inc.

*	Previously filed.