Form 40-F
period 2007-11-30
NOVAGOLD RESOURCES INC
filed 2008-03-04
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2007

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 104,898,102

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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
  risks related to the integration of new acquisitions into the Company’s existing operations;
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

RESOURCE AND RESERVE ESTIMATES

     The Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the Registrant’s Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning the Company’s Saddle mineralization adjacent to the Rock Creek Property.

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

CURRENCY

     Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.10008 on November 30, 2007, and was U.S. $1.00 = CDN $0.9719 on February 28, 2008

ANNUAL INFORMATION FORM

     The Registrant’s Annual Information Form for the fiscal year ended November 30, 2007 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

     For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 16– Significant differences from United States accounting principles, of the notes to the financial statements.

Management’s Discussion and Analysis

     For management’s discussion and analysis (“MD&A”) see Exhibit 3.

Tax Matters

     Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (“Exchange Act”)). Based upon that evaluation and in light of the discussion of the material weakness discussed below in the Management’s Report on Internal Control over Financial Reporting under the heading “ Management’s Annual Report on Internal Control over Financial Reporting, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are not effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

In order to remediate the material weakness, management has instituted the controls set forth in the Management’s Report on Internal Control over Financial Reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was ineffective as of November 30, 2007 due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

The Company employs knowledgeable staff and consults with other accounting professionals and its legal counsel when preparing its U.S. GAAP reconciliation. In efforts to address this material weakness the Company is taking the following actions:

  Provide additional training and education for our accounting staff with respect to U.S. GAAP; and
  Consult with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     The required disclosure is included in the "Auditors' Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended November 30, 2007, filed as part of this Annual Report on Form 40-F.

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

     The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Registrant are available on the Registrant’s web site at www.novagold.com and in print to any shareholder who provides the Registrant with a written request.

AUDIT COMMITTEE

The Registrant’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2007, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

James Philip
Michael H. Halvorson
Kalidas Madhavpeddi

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

AUDIT COMMITTEE CHARTER

     The Registrant’s Audit Committee Charter is available on the Registrant’s web site at www.novagold.com and in print to any shareholder who provides the Registrant with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

     The table setting forth the Registrant’s fees paid to its independent auditor, PricewaterhouseCoopers LLP for the years ended November 30, 2007 and November 30, 2006 are set forth below:

	Years ended November 30,
	2007	2006
Audit:	$431,329	$135,801
Audit Related:	$393,021	$343,803
Tax	-	-
All Other Fees	$26,970	-
Total	$851,320	$479,604

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

     Fees disclosed under the category “All Other Fees” for the 2007 are for services not described above and for 2006 all other fees were nil.

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

TABLE OF CONTRACTUAL COMMITMENTS

     The following table lists as of November 30, 2007 information with respect to the Registrant’s known contractual obligations.

	Payments due by period in thousands of Canadian
			dollars
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			than 5
		year			years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations	6.8	0.9	2.1	0.6	3.2
Purchase Obligations	67.8	3.0	-	-	64.8
Other Long-Term Liabilities Reflected on the
Registrant’s
Registrant’s Balance Sheet under Canadian GAAP
Total	74.6	3.9	2.1	0.6	68.0

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

/s/R J MacDonald
R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer

Date: February 28, 2008

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit	Description

Annual Information

1	Annual Information Form for the fiscal year ended November 30, 2007

2	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2007and 2006, together with the report of the auditors thereon

3	Management’s Discussion and Analysis

Certifications

4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Russ White

10	Consent of Norwest Corporation

11	Consent of Norwest Corporation

12	Consent of Stanton Dodd

13	Consent of Gordon Doerksen

14	Consent of Robert Sim

15	Consent of Kevin Francis

16	Consent of Kevin Francis

17	Consent of Kevin Francis

18	Consent of Bruce Davis

19	Consent of Sean Ennis

20	Consent of SRK Consulting (US) Inc

21	Consent of Neal Rigby

22	Consent of Bruce M. Davis

23	Consent of William J. Pennstrom Jr.

24	Consent of Ken Shinya

Exhibits 1-3 of this Form 40-F are incorporated by reference into the registration statement on Form F-10 (No. 333-141410).