Form 40-F
period 2008-11-30
NOVAGOLD RESOURCES INC
filed 2009-02-24
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2008

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

DL Services, Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Alternext US LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 107,518,216

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[ ] Yes [ x ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ x ] Yes [ ] No

EXPLANATORY NOTE

          NovaGold Resources Inc. (the “Registrant”) is a Canadian issuer that is permitted, under multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with disclosure requirements in effect in Canada that differ from those of the United States. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans at the Donlin Creek project, the Galore Creek project and Nome Operations (comprising Rock Creek, Big Hurrah and Nome Gold), estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the Registrant’s ability to finance the development of its mineral properties;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Registrant’s properties will not be available on a timely basis or at all;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits;
  commodity price fluctuations;
  risks related to the Registrant’s current practice of not using hedging arrangements;
  currency fluctuations;
  risks related to governmental regulation, including environmental regulation;
  risks related to the need for reclamation activities on the Registrant’s properties and uncertainty of cost estimates related thereto;
  the Registrant’s need to attract and retain qualified management and technical personnel;
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
  risks related to the integration of new acquisitions into the Registrant’s existing operations;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, and the difficulty of predicting decisions of judges and juries;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties and related cost increases;
  increased competition in the mining industry; and
  uncertainty as to the Registrant’s ability to acquire additional commercially mineable mineral rights.

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

Such historical estimates are presented concerning the Registrant’s Saddle mineralization adjacent to the Rock Creek property.

          Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CURRENCY

          Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.2372 on November 30, 2008, and was U.S. $1.00 = CDN $1.2541 on February 20, 2009.

ANNUAL INFORMATION FORM

          The Registrant’s Annual Information Form for the fiscal year ended November 30, 2008 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

          For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 22 – Significant differences from United States accounting principles, of the notes to the financial statements.

Management’s Discussion and Analysis

          For management’s discussion and analysis (“MD&A”) see Exhibit 3.

Tax Matters

          Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation as discussed below in the Management’s Report on Internal Control over Financial Reporting under the heading “Management’s Annual Report on Internal Control over Financial Reporting – US”, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2008.

Based upon our assessment at the previous year end, management concluded that the Company’s internal control over financial reporting at November 30, 2007 was ineffective due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

During the year, the Company addressed this material weakness by providing additional training and education for its accounting staff with respect to U.S. GAAP and consulted with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP. Management has concluded that the material weakness that existed at November 30, 2007 has been remediated during 2008.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

          The required disclosure is included in the “Auditors Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2008, filed as part of this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

          During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting, except with respect to remediation efforts associated with the Company’s 2007 U.S. GAAP reconciliation material weakness discussed above, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER,
VP FINANCE AND CONTROLLER

          The Registrant has adopted a Code of Ethics that applies to the Registrant’s President and Chief Executive Officer, Chief Financial Officer, VP Finance and Controller. It is available on the Registrant’s website at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s website within five business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them.

          The Registrant has also adopted a Code of Conduct that is applicable to all directors, officers and employees, which complies with the definition of a “code of ethics” as set forth in Item 406 of SEC Regulation S-K. It is available on the Registrant’s website at www.novagold.net and in print to any shareholder who requests it.

CORPORATE GOVERNANCE GUIDELINES

          The Registrant’s corporate governance practices are set forth on Schedule “A” of the Registrant’s Management Information Circular dated March 24, 2005 in compliance with the rules of the Toronto Stock Exchange and available in print to any shareholder who requests them.

          The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Registrant are available on the Registrant’s website at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

AUDIT COMMITTEE

          The Registrant’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2008, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

James Philip
Kalidas Madhavpeddi
Tony Giardini

Independence

          The Registrant has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and the NYSE Alternext US LLC (formerly the American Stock Exchange, or AMEX) (“NYSE Alternext”), for members of public company audit committees. A majority of the Registrant’s directors are independent in accordance with these criteria. Additionally, each of the members of the Audit Committee has been determined by the Registrant to be independent in accordance with such criteria.

Audit Committee Financial Expert

          James Philip has been determined by the Registrant to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

AUDIT COMMITTEE CHARTER

          The Registrant’s Audit Committee Charter is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

          The following table sets forth the Registrant’s fees billed by its independent auditor, PricewaterhouseCoopers LLP, for the years ended November 30, 2008 and November 30, 2007:

	Years ended November 30,
	2008	2007
Audit Fees:	$608,650	$824,350
Audit-Related Fees:	$nil	$nil
Tax Fees:	$nil	$nil
All Other Fees:	$nil	$26,970
Total:	$608,650	$851,320

          “Audit Fees” are the total fees billed by PricewaterhouseCoopers LLP for the audit of the Registrant’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

          “Audit-Related Fees” are fees billed by PricewaterhouseCoopers LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for review and advisory services associated with the Registrant’s financial reporting.

          “All Other Fees” for 2008 and 2007, respectively, are fees charged by PricewaterhouseCoopers LLP for services not described above.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

          For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 9 – Directors and Officers – Corporate Governance – Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F. All of the services described in the table above under the heading “Principal Accounting Fees and Services – Independent Auditors” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET ARRANGEMENTS

          The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

          The following table lists as of November 30, 2008 information with respect to the Registrant’s known contractual obligations.

	Payments due by period in thousands of Canadian dollars, unless currency is stated
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			Than 5
		year			years
Long-Term Debt Obligations (Convertible Notes)	US33,963	US5,225	US10,450	US10,450	US7,838
Capital (Finance) Lease Obligations	2,790	949	1,459	382	-
Operating Lease Obligations	6,329	942	1,586	1,199	2,602
Purchase Obligations	1,484	1,484	-	-	-
Convertible Notes – Holders Option	US95,000	-	-	US95,000	-

          The holders of the convertible notes will have a right to require the Company to repurchase all or part of the convertible notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such notes plus any accrued and unpaid interest.

          For additional information related to the Registrant’s contractual obligations and commitments see Notes 15 and 18c) in the Registrant’s consolidated financial statements (Exhibit 2) and the information concerning contractual obligations and commitments set forth under the heading “Liquidity and capital resources” in Management’s Discussion and Analysis (Exhibit 3).

NYSE ALTERNEXT CORPORATE GOVERNANCE

          The Registrant’s common shares are listed on the NYSE Alternext. Section 110 of the AMEX company guide permits the NYSE Alternext to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Alternext listing criteria, and to grant exemptions from NYSE Alternext listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE Alternext standards is contained on the Registrant’s website at www.novagold.net.

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

NOVAGOLD RESOURCES INC.

/s/Robert J. MacDonald
R.J. (Don) MacDonald
Senior Vice President and Chief Financial Officer
Date: February 23, 2009

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit Description

Annual Information

99.1	Annual Information Form for the fiscal year ended November 30, 2008

99.2	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2008 and 2007, together with the report of the auditors thereon

99.3	Management’s Discussion and Analysis

Certifications

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of PricewaterhouseCoopers LLP

99.9	Consent of Kevin Francis

99.10	Consent of Kevin Francis

99.11	Consent of Sean Ennis

99.12	Consent of Bruce Davis

99.13	Consent of William J. Pennstrom Jr.

99.14	Consent of Ken Shinya

99.15	Consent of Norwest Corporation

99.16	Consent of Robert Sim

99.17	Consent of Bruce Davis