Form 40-F
period 2009-11-30
NOVAGOLD RESOURCES INC
filed 2010-02-17
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2009

Commission File Number 001-31913

NOVAGOLD RESOURCES INC.
(Exact name of registrant as specified in its charter)

Nova Scotia	1041	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 2300, 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4
(604) 669-6227
(Address and telephone number of registrant’s principal executive offices)

DL Services, Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 187,142,280

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange
Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
[   ] Yes    [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such
reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes    [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to
submit and post such files). [   ] Yes    [   ] No

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

               This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans at the Donlin Creek project, Galore Creek project, Nome Operations (comprising Rock Creek, Big Hurrah and Nome Gold) and Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

               Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Registrant’s mineral exploration and development properties;
  risks related to the Registrant’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  risks related to the third parties on which the Registrant depends for its exploration activities;
  risks related to the Registrant’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  credit, liquidity, interest rate and currency risks;
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
  risks related to market events and general economic conditions;
  uncertainties relating to the assumptions underlying the Registrant’s resource and reserve estimates;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Registrant’s properties and uncertainty of cost estimates related thereto;
  the Registrant’s need to attract and retain qualified management and technical personnel;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  uncertainty related to title to the Registrant’s mineral properties;
  the Registrant’s history of losses and expectation of future losses;
  risks related to the integration of potential new acquisitions into the Registrant’s existing operations;
  uncertainty as to the outcome of litigation pending against the Registrant;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  uncertainty as to the Registrant’s ability to acquire additional commercially mineable mineral rights;
  uncertainty as to the Registrant’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and
  uncertainty concerning the finalization of formal documentation relating to the class action settlement and court approval of the settlement.

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

               Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CURRENCY

               Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.0574 on November 30, 2009, and was U.S. $1.00 = CDN $1.0426 on February 16, 2010.

ANNUAL INFORMATION FORM

               The Registrant’s Annual Information Form for the fiscal year ended November 30, 2009 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

               For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 18 – Significant differences from United States accounting principles, of the notes to the financial statements.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

               The management of NovaGold Resources Inc. is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers and effected by the Registrant’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Registrant;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant’s assets that may have a material effect on the consolidated financial statements.

               Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

               Management assessed the effectiveness of the Registrant’s internal control over financial reporting as of November 30, 2009. In making this assessment, the Registrant’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

               Based upon our assessment and those criteria, management concluded that the Registrant’s internal control over financial reporting was effective as of November 30, 2009.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

               The required disclosure is included in the “Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2009, filed as part of this Annual Report on Form 40-F.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER, VP FINANCE AND CONTROLLER

               The Registrant has adopted a Code of Ethics that applies to the Registrant’s President and Chief Executive Officer, Chief Financial Officer, VP Finance and Controller. It is available on the Registrant’s website at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.novagold.net within four business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them.

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

AUDIT COMMITTEE

               The Registrant’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2009, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

James Philip
Kalidas Madhavpeddi
Tony Giardini

Independence

               The Registrant has adopted the criteria for director independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and the NYSE Amex LLC (“NYSE Amex”), for members of public company audit committees. A majority of our directors are independent in accordance with these criteria. Additionally, each of the members of the Audit Committee has been determined by the Registrant to be independent in accordance with such criteria.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

               The following table sets forth the Registrant’s fees billed by its independent auditor, PricewaterhouseCoopers LLP, for the years ended November 30, 2009 and November 30, 2008:

	Years ended November 30,
	2009	2008
Audit Fees:	$520,000	$608,650
Audit-Related Fees:	$101,500	$nil
Tax Fees:	$nil	$nil
All Other Fees:	$nil	$nil
Total	$621,500	$608,650

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

               “All Other Fees” for 2009 and 2008, respectively, are fees charged by PricewaterhouseCoopers LLP for services not described above.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

               For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 8 – Directors and Officers – Corporate Governance – Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F. All of the services described in the table above under the heading “Principal Accounting Fees and Services – Independent Auditors” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET ARRANGEMENTS

               The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

               The following table lists as of November 30, 2009 information with respect to the Registrant’s known contractual obligations.

Payments due by period in thousands of Canadian dollars, unless otherwise specified
Contractual obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Accounts payable	13,132	13,132	-	-	-
Capital (finance) lease obligations	1,796	709	1,087	-	-
Operating lease obligations	5,416	787	1,457	1,151	2,021
Purchase obligations	US$1,400	US$1,400	-	-	-
Convertible notes – interest	US$28,302	US$5,225	US$10,450	US$10,450	US$2,177
Convertible notes – holders option	US$95,000	-	-	US$95,000	-
Promissory note	US$51,600	-	-	-	US$51,600

               The holders of the convertible notes will have a right to require the Company to repurchase all or part of their convertible notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such notes plus any accrued and unpaid interest.

               For additional information related to the Registrant’s contractual obligations and commitments see Notes 13 and 15c) in the Registrant’s consolidated financial statements (Exhibit 2) and the information concerning contractual obligations and commitments set forth under the heading “Liquidity and capital resources” in Management’s Discussion and Analysis (Exhibit 3).

NYSE AMEX CORPORATE GOVERNANCE

               The Registrant’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex company guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is contained on the Registrant’s website at www.novagold.net.

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

Consent to Service of Process

               The Registrant has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

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

NOVAGOLD RESOURCES INC.

/s/ R.J. MacDonald
Robert J. (Don) MacDonald
Senior Vice President and Chief Financial Officer

Date: February 17, 2010

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit Description

Annual Information

1	Annual Information Form for the fiscal year ended November 30, 2009

2	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2009 and 2008, together with the report of the auditors thereon

3	Management’s Discussion and Analysis

Certifications

4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of AMEC Americas Limited

10	Consent of Kirk Hanson

11	Consent of Gordon Seibel

12	Consent of Simon Allard

13	Consent of Gregory Wortman

14	Consent of Alexandra Kozak

15	Consent of Norwest Corporation

16	Consent of Norwest Corporation

17	Consent of Sean Ennis

18	Consent of Bruce Davis

19	Consent of Bruce Davis

20	Consent of William Pennstrom, Jr.

21	Consent of Ken Shinya

22	Consent of Kevin Francis

23	Consent of Russ White

24	Consent of Neal Rigby

25	Consent of Robert Sim