Form 40-F
period 2010-11-30
NOVAGOLD RESOURCES INC
filed 2011-02-22
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. [233,338,918]

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
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
[ ] Yes [ ] No

EXPLANATORY NOTE

     NovaGold Resources Inc. (the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare its Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) in accordance with disclosure requirements in effect in Canada that differ from those of the United States. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans at the Donlin Creek project, the Galore Creek project and the Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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
  the Registrant’s history of losses and expectation of future losses;
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
  risks related to governmental regulation and permits, including environmental regulation;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits;
  uncertainties relating to the assumptions underlying the Registrant’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability, and operating and capital costs;
  risks related to the need for reclamation activities on the Registrant’s properties and uncertainty of cost estimates related thereto;
  risks related to the third parties on which the Registrant depends for its exploration activities;
  the Registrant’s need to attract and retain qualified management and technical personnel;
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
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal; and
  uncertainty as to the Registrant’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

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

     Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CURRENCY

     Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.0264 on November 30, 2010, and was U.S. $1.00 = CDN $0.9860 on February 18, 2011.

ANNUAL INFORMATION FORM

     The Registrant’s Annual Information Form for the fiscal year ended November 30, 2010 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

     For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 17 – Significant differences from United States accounting principles, of the notes to the financial statements.

Management’s Discussion and Analysis

     For management’s discussion and analysis (“MD&A”) see Exhibit 3.

Tax Matters

     Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 40-F, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as at the end of the period covered by this Annual Report on Form 40-F, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The required disclosure is included in “Management’s Report on Internal Control over Financial Reporting – U.S” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2010, filed as part of this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     The required disclosure is included in the “Independent Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2010, filed as part of this Annual Report on Form 40-F.

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

     The reports regarding the effectiveness of internal control over financial reporting are located in Exhibit 2 to this Annual Report on Form 40-F.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

      The Registrant has adopted a Code of Ethics that applies to the Registrant’s President and Chief Executive Officer, Chief Financial Officer and Controller. It is available on the Registrant’s website at www.novagold.net and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.novagold.net within four business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them.

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

     The terms of reference of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee of the Registrant are available on the Registrant’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

AUDIT COMMITTEE

     The Registrant’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2010, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which has been established in accordance with Section 10A of the Exchange Act:

James Philip
Kalidas Madhavpeddi
Tony Giardini

Independence

     The Registrant has adopted the criteria for director independence prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and the rules and regulations of the NYSE Amex LLC (“NYSE Amex”), for members of public company audit committees. A majority of our directors are independent in accordance with these criteria. Additionally, each of the members of the Audit Committee has been determined by the Registrant to be independent in accordance with such criteria.

Audit Committee Financial Expert

     James Philip has been determined by the Registrant to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

AUDIT COMMITTEE CHARTER

     The Registrant’s Audit Committee Charter is available on the Registrant’s web site at www.novagold.net and in print to any shareholder who provides the Registrant with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

     For information regarding the Registrant’s principal accounting fees, see “Item 7 – Directors and Officers –Corporate Governance – External Auditor Service Fees” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

     For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 7 –Directors and Officers – Corporate Governance – Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F. All of the services described above under the heading “Principal Accounting Fees and Services – Independent Auditors” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET ARRANGEMENTS

     The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

     The following table lists as of November 30, 2010 information with respect to the Registrant’s known contractual obligations.

	Payments due by period in thousands of Canadian dollars, unless
		otherwise specified
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			than 5
		year			years
Accounts payable	9,654	9,654	-	-	-
Capital (Finance) Lease Obligations	1,067	698	369	-	-
Operating Lease Obligations	4,589	788	1,200	1,242	-
Purchase Obligations	355	355	-	-	-
Convertible notes – interest	US$23,077	US$5,225	US$10,450	US$7,402	-
Convertible notes – holders option	US$95,000	-	-	US$95,000	-
Promissory note	US$61,401	-	-	-	US$61,401
Other notes payable	US$23,026	US$11,928	US$11,098	-	-

     The holders of the convertible notes will have a right to require the Company to repurchase all or part of their convertible notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such notes plus any accrued and unpaid interest.

     For additional information related to the Registrant’s contractual obligations and commitments see Notes 12 and 14(c) in the Registrant’s consolidated financial statements (Exhibit 2) and the information concerning contractual obligations and commitments set forth under the heading “Liquidity and capital resources” in the Registrant’s MD&A (Exhibit 3).

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

MINE SAFETY DISCLOSURE

     Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. For information regarding the Registrant’s mine safety disclosures, see “Item 8 - Legal Procedings and Regulatory Actions – Regulatory Actions” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

     The Registrant has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.

/s/ Elaine Sanders
Elaine Sanders
Vice President and Chief Financial Officer

Date: February 22, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

ExhibitDescription

Annual Information
1	Annual Information Form for the fiscal year ended November 30, 2010
2	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2010 and 2009, together with the report of the auditors thereon
3	Management’s Discussion and Analysis
Certifications
4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8	Consent of PricewaterhouseCoopers LLP
9	Consent of AMEC Americas Limited
10	Consent of Simon Allard
11	Consent of Kevin Francis

12	Consent of Kirk Hanson
13	Consent of Alexandra Kozak
14	Consent of Neal Rigby
15	Consent of Gordon Seibel
16	Consent of Russell White
17	Consent of Erin Workman
18	Consent of Gregory Wortman