Form 40-F
period 2011-11-30
NOVAGOLD RESOURCES INC
filed 2012-02-22
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2011

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 239,984,562

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans at the Donlin Gold project, Galore Creek project and the Ambler project, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

     Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  our ability to achieve production at any of the Company’s mineral exploration and development properties;estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

     Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  the Company’s history of losses and expectation of future losses;
  uncertainty as to the outcome of potential litigation;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;
  risks related to default under the Company’s unsecured convertible notes;
  risks related to the Company’s majority shareholder;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to the Company’s current practice of not using hedging arrangements;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interests of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
  uncertainty relating to the timing and ability to complete the spin-off of NovaCopper to the Company’s shareholders;
  increased regulatory compliance costs relating to the Dodd-Frank Act; and
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status in the event of a disposition of the Galore Creek project.

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

CURRENCY

     Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$1.0197 on November 30, 2011, and was U.S. $1.00 = CDN $0.9955 on February 21, 2012.

ANNUAL INFORMATION FORM

     The Registrant’s Annual Information Form for the fiscal year ended November 30, 2011 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

     For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differs from United States GAAP, and is subject to Canadian auditing and auditor independence standards, and therefore may not be comparable to financial statements of United States companies. For a reconciliation of differences between Canadian and United States generally accepted accounting principles, see Note 21 – Significant differences from United States accounting principles, of the notes to the financial statements.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The required disclosure is included in “Management’s Report on Internal Control over Financial Reporting – U.S” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2011, filed as part of this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

     The required disclosure is included in the “Independent Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2011, filed as part of this Annual Report on Form 40-F.

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

AUDIT COMMITTEE

     The Registrant’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As at the date of the Annual Report on Form 40-F for the year ended November 30, 2011, the following individuals comprise the entire membership of the Registrant’s Audit Committee, which has been established in accordance with Section 10A of the Exchange Act:

James Philip
Tony Giardini
Kalidas Madhavpeddi

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

TABLE OF CONTRACTUAL COMMITMENTS

     The following table lists as of November 30, 2011 information with respect to the Registrant’s known contractual obligations.

	Payments due by period in thousands of Canadian dollars
	unless otherwise specified
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			Than
		year			5
					years
Accounts payable	$19,773	$19,773	-	-	-
Long-Term Debt Obligations	US$118,513	US$5,225	US$10,450	US$102,838	-
Capital (Finance) Lease Obligations	$369	$369	-	-	-
Operating Lease Obligations	$3,801	$630	$1,151	$1,438	$582
Promissory note	US$51,576	US$51,576	-	-	-

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

MINE SAFETY DISCLOSURE

     Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. For information regarding the Registrant’s mine safety disclosures, see “Item 8 – Legal Proceedings and Regulatory Actions –Regulatory Actions” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F and “Mine Safety Information” filed as Exhibit 95 to this Annual Report on Form 40-F.

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

NOVAGOLD RESOURCES INC.

/s/ Elaine Sanders
Elaine Sanders
Chief Financial Officer and Vice President
Date: February 22, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit	Description

Annual Information

1	Annual Information Form for the fiscal year ended November 30, 2011

2	Audited consolidated financial statements and the notes thereto for the years ended November 30, 2011, 2010 and 2009, together with the report of the auditors thereon

3	Management’s Discussion and Analysis

Certifications

4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Robert Gill

10	Consent of Kirk Hanson

11	Consent of Greg Kulla

12	Consent of Tony Lipiec

13	Consent of Jay Melynk

14	Consent of Neal Rigby

15	Consent of Dana Rogers

16	Consent of Gordon Seibel

17	Consent of Russ White

18	Consent of Erin Workman

19	Consent of Gregory Wortman

20	Consent of SRK Consulting

21	Consent of AMEC Americas Limited

22	Consent of Lemley International Limited

Miscellaneous

95	Mine Safety Information