Form 40-F
period 2012-11-30
NOVAGOLD RESOURCES INC
filed 2013-02-12
CIK 1173420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

 or

[ x ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended November 30, 2012

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

     DL Services, Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE MKT LLC

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

           This Annual Report on Form 40-F and the Exhibits included herein contain forward-looking statements concerning the Registrant’s plans at the Donlin Gold  and Galore Creek projects, estimated production, capital and operating cash flow estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to achieve production at any of the Registrant’s mineral exploration and development properties;
•	estimated capital costs, operating costs, production and economic returns;
•	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Registrant’s resource and reserve estimates;
•	our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
•	assumptions that all necessary permits and governmental approvals will be obtained;
•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits;
•	our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties;
•	risks related to opposition to the Registrant’s operations at its mineral exploration and development properties from non-governmental organizations or civil society; and
•	our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

         Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	uncertainty of whether there will ever be production at the Registrant’s mineral exploration and development properties;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	uncertainties relating to the assumptions underlying the Registrant’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•	risks related to the Registrant’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•	risks related to the Registrant’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
•	risks related to the third parties on which the Registrant depends for its exploration and development activities;
•	dependence on cooperation of joint venture partners in exploration and development of properties;
•	credit, liquidity, interest rate and currency risks;
•	risks related to market events and general economic conditions;
•	uncertainty related to inferred mineral resources;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Registrant’s mineral deposits;
•	risks related to lack of infrastructure;
•
mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	the risk that permits and governmental approvals necessary to develop and operate mines on the Registrant’s properties will not be available on a timely basis or at all;
•	commodity price fluctuations;
•	risks related to governmental regulation and permits, including environmental regulation;
•	risks related to the need for reclamation activities on the Registrant’s properties and uncertainty of cost estimates related thereto;
•	uncertainty related to title to the Registrant’s mineral properties;
•	uncertainty related to unsettled aboriginal rights and title in British Columbia;
•	the Registrant’s history of losses and expectation of future losses;
•	uncertainty as to the outcome of potential litigation;
•
uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;

•	risks related to default under the Registrant’s unsecured convertible notes;
•	risks related to the Registrant’s majority shareholder;
•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
•	increased competition in the mining industry;
•	the Registrant’s need to attract and retain qualified management and technical personnel;
•	risks related to the Registrant’s current practice of not using hedging arrangements;
•	uncertainty as to the Registrant’s ability to acquire additional commercially mineable mineral rights;
•	risks related to the integration of potential new acquisitions into the Registrant’s existing operations;
•	risks related to unknown liabilities in connection with acquisitions;
•	risks related to conflicts of interests of some of the directors of the Registrant;
•	risks related to global climate change;
•	risks related to opposition to the Registrant’s operations at its mineral exploration and development properties from non-governmental organizations or civil society;
•	uncertainty as to the Registrant’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
•	increased regulatory compliance costs relating to the Dodd-Frank Act; and
•	increased regulatory compliance costs related to the Registrant’s anticipated loss of its foreign private issuer status.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange as reported by the Bank of Canada was U.S.$1.00 = CDN$0.9932 on November 30, 2012, and was U.S. $1.00 = CDN $1.0020  on February  11, 2013.

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the fiscal year ended November 30, 2012 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited financial statements, including the report of the auditors with respect thereto, see Exhibit 2 included herein. The Registrant’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Registrant adopted IFRS on December 1, 2011 with a transition date of December 1, 2010. A reconciliation of the previously disclosed comparative years’ financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”) to the current Canadian GAAP, which has adopted IFRS, is set out in Note 28 to the consolidated financial statements. IFRS differs from United States GAAP, and the Registrant is subject to Canadian auditing and auditor independence standards, and therefore the Registrant’s financial statements may not be comparable to financial statements of United States companies.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

           The required disclosure is included under the heading “Management’s Report on Internal Control over Financial Reporting” in the Registrant’s MD&A, filed as Exhibit 3 to this Annual Report on Form 40-F.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the “Independent Auditors’ Report” that accompanies the registrant’s Consolidated Financial Statements for the fiscal year ended November 30, 2012, filed as part of this Annual Report on Form 40-F.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Registrant has adopted a Code of Ethics that applies to the Registrant’s President and Chief Executive Officer, Chief Financial Officer and Controller. It is available on the Registrant’s website at www.novagold.com and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrant’s website at www.novagold.com within four business days of the amendment or waiver, submitted on Form 6-K and provided in print to any shareholder who requests them.

The Registrant has also adopted a Code of Conduct that is applicable to all directors, officers and employees, which complies with the definition of a “code of ethics” as set forth in Item 406 of SEC Regulation S-K. It is available on the Registrant’s website at www.novagold.com and in print to any shareholder who requests it.

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

Anthony Walsh (Chair)
Tony Giardini
Kalidas Madhavpeddi

Independence

The Registrant has adopted the criteria for director independence prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and the rules and regulations of the NYSE MKT LLC (“NYSE MKT”), for members of public company audit committees. A majority of our directors are independent in accordance with these criteria. Additionally, each of the members of the Audit Committee has been determined by the Registrant to be independent in accordance with such criteria.

Audit Committee Financial Expert

Anthony Walsh has been determined by the Registrant to meet the audit committee financial expert criteria prescribed by the SEC and has been designated as an audit committee financial expert.  All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

AUDIT COMMITTEE CHARTER

          The Registrant’s Audit Committee Charter is available on the Registrant’s web site at www.novagold.com and in print to any shareholder who provides the Registrant with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

           For information regarding the Registrant’s principal accounting fees, see “External Auditor Service Fees” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F. All of the services described above under the heading “External Auditor Service Fees” were approved in conformity with the Audit Committee’s pre-approval process.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of November 30, 2012 information with respect to the Registrant’s known contractual obligations.

Payments due by period in thousands of Canadian dollars unless otherwise specified
Contractual Obligations	Total	Less	1- 3 years	3 – 5 years	More
		than 1			Than 5
		year			years
Accounts payable and accrued liabilities	$5,669	$5,669	-	-	-
Decommissioning liabilities	1,143	994	149	-	-
Convertible notes interest (i)	US$13,063	US$5,225	US$2,613	-	-
Convertible notes principal (i)	US$95,000	US$95,000	-	-	-
Promissory note	US$68,106	-	-	-	US$68,106

(i) The convertible notes mature on May 1, 2015. The holders of the convertible notes have the right to require the Registrant to repurchase all or part of their convertible notes on May 1, 2013 (“put option”) or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such convertible notes plus any accrued and unpaid interest. As a result of the put option, the Registrant may be required to repurchase the convertible notes on May 1, 2013 and thus the Registrant has classified the convertible notes and the related embedded derivative as current liabilities.

For additional information related to the Registrant’s contractual obligations and commitments see Notes 16 and 24(c) in the Registrant’s consolidated financial statements (Exhibit 2) and the information concerning contractual obligations and commitments set forth under the heading “Liquidity and capital resources” in the Registrant’s MD&A (Exhibit 3).

NYSE MKT CORPORATE GOVERNANCE

The Registrant’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT company guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is contained on the Registrant’s website at www.novagold.com.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities.  For information regarding the Registrant’s mine safety disclosures,  see “Legal Proceedings and Regulatory Actions” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F and “Mine Safety Information” filed as Exhibit 95 to this Annual Report on Form 40-F.

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

NOVAGOLD RESOURCES INC.

/s/ David A. Ottewell
David A. Ottewell
Chief Financial Officer and Vice President
Date: February 12, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit	Description

Annual Information

1	Annual Information Form for the fiscal year ended November 30, 2012

2
Audited consolidated financial statements and the notes thereto as at November 30, 2012, November 30, 2011and December 1, 2010 and for the years ended November 30, 2012 and 2011, together with the report of the auditors thereon

3	Management’s Discussion and Analysis

Certifications

4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Robert Gill

10	Consent of Kirk Hanson

11	Consent of Greg Kulla

12	Consent of Tony Lipiec

13	Consent of Jay Melynk

14	Consent of Dana Rogers

15	Consent of Gordon Seibel

16	Consent of Gregory Wortman

17	Consent of AMEC

18	Consent of Heather White

Miscellaneous

95	Mine Safety Information