Form 40-F/A
NOVAGOLD RESOURCES INC
filed 2013-02-13
CIK 1173420

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

[   ] Yes    [   ] No

EXPLANATORY NOTE

This Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Annual Report on Form 40-F (the “Original Form 40-F”) of NovaGold Resources Inc. (the “Registrant”) for the fiscal year ended November 30, 2012 originally filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2013, is being filed to include a revised version of the Registrant’s management’s discussion and analysis (“MD&A”) from the version previously attached as Exhibit 3 to the Original Form 40-F.

The Registrant has included in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and a new consent from PricewaterhouseCoopers LLP in respect of the independent auditor’s report.

Except as set forth above, this Amendment No. 1 does not modify or update the disclosures in the Original Form 40-F. The disclosures in this Amendment No. 1 do not reflect events occurring after the date of the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Registrant’s other filings made with the SEC subsequent to the filing of the Original Form 40-F, as information in such filings may update or supersede certain information contained in those filings as well as in this Amendment No. 1.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAGOLD RESOURCES INC.

/s/ David A. Ottewell
David A. Ottewell
Chief Financial Officer and Vice President
Date: February 12, 2013

EXHIBIT INDEX

The following exhibits have been filed as part of the Annual Report on Form 40-F:

Exhibit	Description

Annual Information

1	Annual Information Form for the fiscal year ended November 30, 2012*

2
Audited consolidated financial statements and the notes thereto as at November 30, 2012, November 30, 2011and December 1, 2010 and for the years ended November 30, 2012 and 2011, together with the report of the auditors thereon*

3	Management’s Discussion and Analysis

Certifications

4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6	Certificate of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7	Certificate of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8	Consent of PricewaterhouseCoopers LLP

9	Consent of Robert Gill*

10	Consent of Kirk Hanson*

11	Consent of Greg Kulla*

12	Consent of Tony Lipiec*

13	Consent of Jay Melynk*

14	Consent of Dana Rogers*

15	Consent of Gordon Seibel*

16	Consent of Gregory Wortman*

17	Consent of AMEC*

18	Consent of Heather White*

Miscellaneous

95	Mine Safety Information*

* Previously filed with the Original Form 40-F